Exhibit 99.1

Wheaton Precious Metals Publishes 2023 Climate Change Report

VANCOUVER, BC, June 24, 2024 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce the publication of its 2023 Climate Change Report (the "Report"), prepared in alignment with the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD"). The Report details how Wheaton is addressing climate change risks and opportunities, as well as potential climate-related impacts.

"With the release of our 2023 Climate Change Report, we underscore the important role mining plays in the global effort to decarbonize and reach net zero goals," said Patrick Drouin, Chief Sustainability Officer and President of Wheaton Precious Metals International and. "We are proud to have partnered with mining companies that are demonstrating leadership on this front with 87% of our Scope 3 financed emissions now covered by reduction goals aligned with 2°C or less. Furthermore, over 70% of Wheaton's current revenue is sourced from mines that are producing metals required for the clean energy transition, and we continue to evaluate new opportunities to provide capital to responsible mine operators that will deliver these necessary commodities for a low-carbon future. We recognize there are still significant challenges for the industry that need to be overcome, and we are committed to doing our part."

Report Highlights

Highlights from the 2023 Climate Change Report include:

•	Details on climate-related governance, strategy, risk management, and metrics and performance.
•	Information on the pathway to achieve net-zero carbon emissions by 2050[1] and progress to date, with a focus on Scope 3 financed emissions.
•	87% of 2022 Scope 3 financed emissions covered by emissions reductions targets aligned to 2°C or less, an increase of 19% from the previous year.
•	Commitment to address industry-wide challenges in decarbonization and climate change through financial support for research and innovation.
•	Identification and management of climate risks and opportunities, ensuring their integration into the due diligence process and ongoing monitoring.

Wheaton's Climate Change Report complements our recently published 2023 Sustainability Report and reinforces our commitment to provide stakeholders with transparent and detailed reporting of our environmental, social and governance ("ESG") performance and practices.2

ISSB IFRS S2 Update

Given Wheaton's commitment to transparent disclosure of climate and sustainability related information, we are currently in the process of identifying opportunities to integrate guidance issued by the International Sustainability Standards Board ("ISSB") under the IFRS Foundation for preparing and reporting financial information related to sustainability and climate change into public disclosures. Beginning with IFRS S2, which sets out the standard for disclosing climate-related matters, the Company has undertaken an updated detailed climate risk and opportunity assessment. While not yet required under applicable disclosure requirements, the results of this assessment and additional information guided by IFRS S2 will be included in next year's Climate Change Report. By beginning to integrate key elements of the standards early, Wheaton is reinforcing its leadership in sustainability amongst the precious metals streaming industry.

To access the 2023 Climate Change Report and learn more about Wheaton's sustainability approach and commitments, please visit the website at:  www.wheatonpm.com/Sustainability.

About Wheaton Precious Metals Corp.

Wheaton is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but typically with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming.

Endnotes

1 Net zero includes emissions reductions in line with a 1.5°C trajectory across Scopes 1, 2 and 3.  Achievement of net zero may include the use of offsets for residual emissions in 2050.

2 All information in the Climate Report is subject to the cautionary language contained therein as well as Wheaton's annual and quarterly financial statements, management's discussion and analysis, annual information form and annual report.

Cautionary Note Regarding Forward Looking-Statements

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to climate change and ESG commitments by Wheaton and at mineral stream interests currently owned by Wheaton (the "Mining Operations"). Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including (without limitation) risks related to climate change, environmental, social and governance matters, the ability to achieve ESG commitments and goals at both Wheaton and the Mining Operations and other risks discussed in the section entitled "Description of the Business - Risk Factors" in Wheaton's Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton's Form 40-F for the year ended December 31, 2023 filed March 28, 2024 with the U.S. Securities and Exchange Commission on EDGAR and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis for the year ended December 31, 2023, available on SEDAR+ and in Wheaton's Form 6-K filed March 19, 2024. Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that climate change and ESG commitments and goals at both Wheaton and the Mining Operations will be achieved, that there will be no material adverse change in the market price of commodities, that estimations of future production from the mining operations and mineral reserves and resources are accurate, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements and royalty agreements, and that Wheaton's application of the CRA Settlement (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010) and assessment of the impact of the implementation of a 15% global minimum tax, are accurate and that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company).

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SOURCE Wheaton Precious Metals Corp.

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%CIK: 0001323404

For further information: For further information: Investor Contact, Emma Murray, Vice President, Investor Relations, Tel: 1-844-288-9878, Email: info@wheatonpm.com; Media Contact, Simona Antolak, Vice President, Communications & Corporate Affairs, Tel: 604-639-9870, Email: simona.antolak@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:53e 24-JUN-24